Kyivstar Network Targeted by Widespread Cyber Attack Amsterdam, 12 December 2023 13:45 CET– VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces that the network of its Ukrainian subsidiary Kyivstar has been the target of a widespread hacker attack in the morning of 12 December 2023, causing a technical failure. As a result of this, communication and Internet access services are temporarily unavailable on the Kyivstar network. Kyivstar technical teams are working on eliminating the consequences of the hacker attack and restoring communication as soon as possible. They are working in close cooperation with Ukrainian law enforcement agencies to determine the circumstances and consequences of the interference in the Kyivstar network. At the time of this release, the personal data of subscribers has not been compromised, to the best of Kyivstar’s knowledge. Kyivstar remains committed to working relentlessly to keep Ukraine connected in cooperation with Ukrainian government authorities and to addressing the consequences of this morning’s cyber-attack. VEON and Kyivstar are also conducting a thorough investigation to determine the full extent and impact of the incident, and to implement additional security measures to prevent any recurrence. The exact magnitude of the financial impact is not yet quantifiable as it will depend on how long services are impacted. VEON and Kyivstar will continue to inform their stakeholders and customers about further developments.

Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s efforts to address the consequences of a cyberattack. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information: VEON Hande Asik Group Director of Communication pr@veon.com TUVA Partners Julian Tanner Julian.tanner@tuvapartners.com